SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding the Amendment of Terms for Issuing Stock Options (Stock Acquisition Rights) to Employees and Others” made public on Tuesday, December 12, 2006.

2.	English press release entitled, “Announcement Regarding the Amendment of Terms for Issuing Stock Options (Stock Acquisition Rights) to Directors and Executive Officers” made public on Tuesday, December 12, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 12, 2006	By	/s/ Yukio Yanase
Yukio Yanase
Director
Deputy President
ORIX Corporation

December 12, 2006

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer or

Yui Takamatsu

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding the Amendment of Terms for Issuing Stock Options (Stock Acquisition

Rights) to Employees and Others

TOKYO, Japan – December 12, 2006 – An amendment was made to the news release, “Announcement Regarding the Setting of Terms for Issuing Stock Options (Stock Acquisition Rights) to Employees and Others,” announced on July 18, 2006. The underlined figures below reflect the amendments, respectively.

Previous Terms:

3. Increased Capital and Capital Reserves in Case of Issuing Shares Upon Exercise of the Stock Acquisition Rights

I.	The amount of increased capital in issuing shares upon exercise of the stock acquisition rights is 15,313 yen per one (1) share.

II.	The amount of the increased capital reserves in issuing shares upon exercise of the stock acquisition rights is 15,313 yen per one (1) share.

Amended Terms:

3. Increased Capital and Capital Reserves in Case of Issuing Shares Upon Exercise of the Stock Acquisition Rights

I.	The amount of increased capital in issuing shares upon exercise of the stock acquisition rights is 19,968 yen per one (1) share.

II.	The amount of the increased capital reserves in issuing shares upon exercise of the stock acquisition rights is 19,968 yen per one (1) share.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

December 12, 2006

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer or

Yui Takamatsu

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding the Amendment of Terms for Issuing Stock Options (Stock Acquisition

Rights) to Directors and Executive Officers

TOKYO, Japan – December 12, 2006 – An amendment was made to the news release, “Terms for Issuing Stock Options (Stock Acquisition Rights) to Directors and Executive Officers,” announced on July 18, 2006. The underlined figures below reflect the amendments, respectively.

Previous Terms:

3. Increased Capital and Capital Reserves in Case of Issuing Shares Upon Exercise of the Stock Acquisition Rights

I.	The amount of increased capital in issuing shares upon exercise of the stock acquisition rights is 15,313 yen per one (1) share.

II.	The amount of the increased capital reserves in issuing shares upon exercise of the stock acquisition rights is 15,313 yen per one (1) share.

Amended Terms:

3. Increased Capital and Capital Reserves in Case of Issuing Shares Upon Exercise of the Stock Acquisition Rights

I.	The amount of increased capital in issuing shares upon exercise of the stock acquisition rights is 19,968 yen per one (1) share.

II.	The amount of the increased capital reserves in issuing shares upon exercise of the stock acquisition rights is 19,968 yen per one (1) share.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.